FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of June, 2004

Commission File Number: 1-10817

CELLTECH GROUP PLC

(Translation of registrant's name into English)

208 Bath Road, Slough, Berkshire SL1 3WE ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure: ADR Trading Halt

Celltech Group plc (symbol: CLL) announces today that it has received notification from the New York Stock Exchange (the "NYSE") that, in accordance with its standard operating procedures, the NYSE intends to halt trading of Celltech's American Depositary Receipts as of 10:00 a.m. (New York City time) today as such time is the close of the initial offer period for the recommended cash tender offer by UCB S.A. for the entire issued share capital of Celltech.

Celltech has been informed that the halt of trading shall continue until such time as UCB makes public announcement of the level of acceptances as of the close of the initial offer period and its intention whether to extend the initial offer period or commence the subsequent offer period. In accordance with the provisions of the U.K. City Code on Takeovers and Mergers and the Securities Exchange Act of 1934 and as set out in the Offer Document dated May 19, 2004, UCB intends to make such announcement no later than 8:00 a.m. (London time) in the United Kingdom, and by 8:00 a.m. (New York City time) in the United States, on June 18, 2004.

Enquiries:

Richard Bungay        Director of Corporate Communications       +44 (0)1753 534655
John Slater               Company Secretary                                    +44 (0)1753 534655

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                           CELLTECH GROUP PLC
                                                                                                                                                           (Registrant)

                                                                                                                                                           By: /s/ PETER ALLEN
                                                                                                                                                           Peter Allen
                                                                                                                                                           Chief Financial Officer

Dated: 17 June 2004